EXHIBIT 99.1

NEWS RELEASE
TSX Venture Exchange Symbol: SNV	March 8th , 2005

SONIC’S COMMERCIAL PCB SONOPROCESS FACILITY NOW ON-SITE

VANCOUVER, CANADA – Adam Sumel, President and CEO of Sonic Environmental Solutions Inc. (SNV.TSX Venture) is pleased to report that the Company has successfully deployed all modules of its commercial-scale, mobile PCB soil destruction facility to its first project site in the Lower Mainland of British Columbia. Commercialization of Sonic’s PCB Sonoprocess is a significant step in garnering recognition of the wider commercial potential of the Company’s patented Platform Technology.

Sonic’s Vice President of Engineering and Operations, Wes Young, P.Eng, commented: “For the first deployment of a newly designed and engineered plant, all the plant modules integrated on-site very smoothly. The final electrical and instrumentation systems integration is now being completed. This entire plant has been built to ensure that all future on-site hook-ups will be easily facilitated when the plant is relocated. Global demand for equipment and the local demand for specialized sub-trades has put us behind our target schedule but we can now physically show potential clients our commercial-scale PCB destruction capabilities. A lot of people have worked very hard to get this plant ready and I want to thank everybody that’s been involved, for doing an excellent job.”

The Company’s first contracted site will be a showcase project for Sonic. The Company has had requests from domestic and international firms to see its first full-scale commercial operation in order to evaluate Sonic’s PCB Sonoprocess firsthand.

In other news, Sonic will be exhibiting and presenting at the 15th Annual West Coast Conference on Soils, Sediments & Water in San Diego, from March 14 to 16, 2005. Dr. Rod McElroy, Sonic’s Chief Technology Officer, will be describing some of the advantages of Sonic’s PCB Sonoprocess. By offering on-site remediation, Sonic avoids the risks and costs associated with the transportation of hazardous PCB contaminated materials. Sonic’s Sonoprocess permanently destroys PCB, thereby rendering the soil reusable. The Company’s sustainable technology cleans up PCB contaminated sites in a cost-competitive manner without any risk of toxic air emissions, which are potential issues with incineration.

SONIC ENVIRONMENTAL SOLUTIONS INC.

“Adam R. Sumel”

President & Chief Executive Officer

For further information contact info@sesi.ca or visit our web site at www.sonicenvironmental.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward-looking statements.